Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The information herein relates to Liberty Interactive Corporation and its controlled subsidiaries (collectively “Liberty,” the “Company,” “Consolidated Liberty,” “us,” “we,” or “our” unless the context otherwise requires).

The following tables present our assets and liabilities as of June 30, 2017, revenue and expenses for three and six months ended June 30, 2017 and 2016 and cash flows for the six months ended June 30, 2017 and 2016. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the QVC Group and the Ventures Group, respectively.  The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2017 included in this Quarterly Report on Form 10-Q.

The QVC Group common stock is intended to reflect the separate performance of our QVC Group which is comprised of our consolidated subsidiaries, QVC, Inc. (“QVC”) and zulily, llc (“zulily”), and our approximate 38% interest in HSN, Inc. (“HSN”). Liberty Ventures common stock is intended to reflect the separate performance of our Ventures Group which is comprised primarily of our interests in Evite, Inc. (“Evite”), CommerceHub, Inc. (“CommerceHub”) (through July 22, 2016) (see note 3 of the accompanying condensed consolidated financial statements) and Bodybuilding.com, LLC ("Bodybuilding") (through November 4, 2016) (see note 3 of the accompanying condensed consolidated financial statements). The Ventures Group also holds ownership interests in FTD Companies, Inc. (“FTD”), HSN and LendingTree, Inc. (“LendingTree”), which we account for as equity method investments; an interest in Liberty Broadband Corporation (“Liberty Broadband”), which we account for at fair value; and investments and related financial instruments in public companies such as Charter Communications, Inc. (“Charter”), ILG, Inc. (“ILG”) and Time Warner Inc. (“Time Warner”), which are accounted for at their respective fair market values.

As discussed in note 1 of the accompanying condensed consolidated financial statements, on July 22, 2016, Liberty completed the spin-off (the “CommerceHub Spin-Off”) of its former wholly-owned subsidiary, CommerceHub. See discussion in note 3 of the accompanying condensed consolidated financial statements regarding discontinued operations treatment for the CommerceHub Spin-Off.

As discussed in note 1 of the accompanying condensed consolidated financial statements, on November 4, 2016, Liberty completed the split-off (the “Expedia Holdings Split-Off”) of Liberty Expedia Holdings, Inc. (“Expedia Holdings”). At the time of the Expedia Holdings Split-Off, Expedia Holdings was comprised of, among other things, Liberty’s former interest in Expedia, Inc., Liberty’s former wholly-owned subsidiary Bodybuilding and $350 million in indebtedness.  See discussion in note 3 of the accompanying condensed consolidated financial statements regarding discontinued operations treatment for the Expedia Holdings Split-Off.

As discussed in note 2 of the accompanying condensed consolidated financial statements, on April 4, 2017, Liberty entered into an Agreement and Plan of Reorganization (the “GCI Reorganization Agreement” and the transactions contemplated thereby, the “Transactions”) with General Communication, Inc. (“GCI”), an Alaska corporation, and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty (“LI LLC”), whereby Liberty will acquire GCI through a reorganization in which certain Ventures Group assets and liabilities will be contributed to GCI in exchange for a controlling interest in GCI.  Liberty and LI LLC will contribute to GCI Liberty (as defined below) its entire equity interest in Liberty Broadband, Charter and LendingTree, together with the Evite operating business and certain other assets and liabilities (including, subject to certain conditions, Liberty’s equity interest in FTD), in exchange for (a) the issuance to LI LLC of (i) a number of shares of reclassified GCI Class A Common Stock and a number of shares of reclassified GCI Class B Common Stock equal to the number of outstanding shares of Series A Liberty Ventures common stock and Series B Liberty Ventures common stock outstanding on the closing date of the Contribution, respectively, (ii) certain exchangeable debentures and (iii) cash, and (b) the assumption of certain liabilities by GCI Liberty (the “Contribution”).

Liberty will then effect a tax-free separation of its controlling interest in the combined company (to be named GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock in full redemption of all outstanding shares of such stock, leaving QVC Group common stock as the only outstanding common stock of Liberty.  Holders of GCI Class A Common Stock and GCI Class B Common Stock each will receive (i) 0.63 of a share of reclassified GCI Class A Common Stock and (ii) 0.20 of a share of new GCI Series A preferred stock in exchange for each share of their existing GCI stock.   The exchange ratios were determined based on total consideration of $32.50 per share for the existing GCI common stock, comprised of $27.50 per share in reclassified GCI Class A Common Stock and $5.00 per share in newly issued GCI Preferred Stock, and a Liberty Ventures reference price of $43.65 (with no additional premium paid for shares of GCI Class B Common Stock). The Series A preferred shares will accrue dividends at an initial rate of 5% per annum (which would increase to 7% in connection with a future reincorporation of GCI Liberty in Delaware) and will be redeemable upon the 21st anniversary of the closing.

At the closing of the Transactions, Liberty will reattribute certain assets and liabilities from the Ventures Group to the QVC Group (the “Reattribution”).  The reattributed assets and liabilities, if effected as of the date hereof, would include cash, Liberty’s interest in ILG, Inc., certain green energy investments, LI LLC’s exchangeable debentures (other than its outstanding 1.75% Exchangeable Debentures due 2046 that are exchanged for mirror debentures of GCI in an exchange offer to be conducted prior to the closing of the

Transactions), and certain tax benefits.  Liberty will complete the Reattribution using similar valuation methodologies to those used in connection with its previous reattributions, including taking into account the advice of its financial advisor. The Transactions are expected to be consummated during the fourth quarter of 2017, subject to the satisfaction of customary closing conditions, including receipt of regulatory approval and the requisite stockholder approvals.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the QVC Group and the Ventures Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of QVC Group common stock and Liberty Ventures common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of QVC Group common stock and Liberty Ventures common stock does not affect the rights of our creditors or creditors of our subsidiaries.

On July 6, 2017, Liberty announced that it had entered into an Agreement and Plan of Merger, dated as of July 5, 2017 (the “HSN Merger Agreement”), by and among Liberty, Liberty Horizon, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Liberty (“Merger Sub”), and HSN. Pursuant to the terms of the HSN Merger Agreement, Merger Sub will merge with and into HSN, with HSN surviving as a wholly-owned subsidiary of Liberty (the “HSN Merger”). As a result of the HSN Merger, Liberty will acquire the approximately 62% of HSN it does not already own in an all-stock transaction, making HSN a wholly-owned subsidiary, attributed to the QVC Group tracking stock group. Liberty currently owns approximately 38% of HSN. HSN shareholders (other than Liberty) will receive fixed consideration of 1.65 shares of Series A QVC Group common stock for each share of HSN common stock. Based on the Series A QVC Group common stock’s closing price as of July 5, 2017 and the number of HSN undiluted shares outstanding as of May 1, 2017, this equates to a total enterprise value for HSN of $2.6 billion, an equity value of $2.1 billion, and consideration of $40.36 per HSN share, representing a premium of $9.06 per share or 29% to HSN shareholders, based on HSN’s closing price on July 5, 2017. Liberty intends to issue 53.4 million shares of Series A QVC Group common stock to HSN shareholders. Following the completion of the HSN Merger, Liberty expects to continue its repurchases of QVC Group common stock.

The HSN Merger is expected to be completed by the fourth quarter of 2017.  The completion of the acquisition is subject to certain customary conditions, including (i) the receipt of requisite regulatory approvals, including approval from the Federal Communications Commission and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and (ii) approval by a majority of the outstanding voting power of HSN shareholders. A voting agreement has been obtained from Liberty to vote its HSN shares in-favor of the transaction.  Approval of the Liberty stockholders is not required, and is not being sought, for the HSN Merger.  Upon closing, Liberty’s board of directors will be expanded by one to include a director from HSN’s board of directors; this director will be selected by Liberty.

As discussed above, the transaction between Liberty and GCI and subsequent split-off of Liberty Ventures is expected to close later in 2017.  Simultaneous with that closing, QVC Group, including wholly-owned subsidiaries QVC, Inc., zulily and HSN (or, if the HSN acquisition has not yet closed, following such closing), will become an asset-backed stock and Liberty will be renamed QVC Group, Inc.  Neither the Transactions nor the HSN Merger is conditioned on the completion of the other, and no assurance can be given as to which of these transactions will be completed first.

SUMMARY ATTRIBUTED FINANCIAL DATA

QVC Group

	June 30, 2017	December 31, 2016
	amounts in millions
Summary balance sheet data:
Current assets	$2,455	2,642
Investments in affiliates, accounted for using the equity method	$231	224
Intangible assets not subject to amortization, net	$9,376	9,325
Total assets	$13,953	14,357
Long-term debt, including current portion	$6,097	6,375
Deferred income tax liabilities	$1,058	1,116
Net assets attributable to QVC Group common stock shareholders	$5,005	4,860

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	amounts in millions
Summary operations data:
Revenue	$2,346	2,424	4,669	4,791
Cost of sales	1,494	1,538	2,999	3,073
Operating expenses	148	157	296	310
Selling, general and administrative expenses (1)	234	261	471	525
Depreciation and amortization	205	214	412	423
Operating income (loss)	265	254	491	460
Interest expense	(74)	(71)	(149)	(147)
Share of earnings (losses) of affiliates, net	6	9	20	30
Realized and unrealized gains (losses) on financial instruments, net	—	5	(1)	4
Other income (expense), net	(8)	20	(10)	25
Income tax benefit (expense)	(69)	(76)	(128)	(129)
Net earnings (loss)	120	141	223	243
Less net earnings (loss) attributable to noncontrolling interests	9	11	21	19
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$111	130	202	224

(1)

Includes stock-based compensation of $18 million and $19 million for the three months ended June 30, 2017 and 2016, respectively, and $30 million and $37 million for the six months ended June 30, 2017 and 2016, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA (Continued)

Ventures Group

	June 30, 2017	December 31, 2016
	amounts in millions
Summary balance sheet data:
Cash and cash equivalents	$485	487
Investments in available-for-sale securities and other cost investments	$2,344	1,918
Investments in affiliates, accounted for using the equity method	$415	357
Investment in Liberty Broadband measured at fair value	$3,703	3,161
Total assets	$7,020	5,998
Long-term debt, including current portion	$1,799	1,667
Deferred income tax liabilities	$2,862	2,520
Net assets attributable to Liberty Ventures common stock shareholders	$2,401	1,912

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	amounts in millions
Summary operations data:
Revenue	$6	139	10	282
Cost of sales	—	83	—	174
Operating	2	20	5	37
Selling, general and administrative expenses (1)	14	33	27	77
Depreciation and amortization	1	7	2	15
Operating income (loss)	(11)	(4)	(24)	(21)
Interest expense	(15)	(21)	(30)	(38)
Share of earnings (losses) of affiliates, net	(15)	(11)	(56)	(29)
Realized and unrealized gains (losses) on financial instruments, net	116	338	818	332
Other, net	1	80	4	113
Income tax benefit (expense)	(12)	(136)	(232)	(121)
Earnings (loss) from continuing operations	64	246	480	236
Earnings (loss) from discontinued operations, net of taxes	—	3	—	(13)
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$64	249	480	223

(1)

Includes stock-based compensation of $3 million and $5 million for the three months ended June 30, 2017 and 2016, respectively, and $7 million and $18 million for the six months ended June 30, 2017 and 2016, respectively.

BALANCE SHEET INFORMATION

June 30, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$420	485	905
Trade and other receivables, net	854	37	891
Inventory, net	1,096	—	1,096
Other current assets	85	1	86
Total current assets	2,455	523	2,978
Investments in available-for-sale securities and other cost investments (note 2)	3	2,344	2,347
Investments in affiliates, accounted for using the equity method (note 3)	231	415	646
Investment in Liberty Broadband measured at fair value (note 3)	—	3,703	3,703
Property and equipment, net	1,115	1	1,116
Intangible assets not subject to amortization	9,376	29	9,405
Intangible assets subject to amortization, net	743	4	747
Other assets, at cost, net of accumulated amortization	30	1	31
Total assets	$13,953	7,020	20,973
Liabilities and Equity
Current liabilities:
Intergroup payable (receivable) (note 7)	$66	(66)	—
Accounts payable	714	—	714
Accrued liabilities	577	26	603
Current portion of debt (note 4)	16	945	961
Other current liabilities	189	3	192
Total current liabilities	1,562	908	2,470
Long-term debt (note 4)	6,081	854	6,935
Deferred income tax liabilities	1,058	2,862	3,920
Other liabilities	145	4	149
Total liabilities	8,846	4,628	13,474
Equity/Attributed net assets (liabilities)	5,005	2,401	7,406
Noncontrolling interests in equity of subsidiaries	102	(9)	93
Total liabilities and equity	$13,953	7,020	20,973

STATEMENT OF OPERATIONS INFORMATION

Three months ended June 30, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$2,346	6	2,352

Operating costs and expenses:
Cost of sales	1,494	—	1,494
Operating	148	2	150
Selling, general and administrative, including stock-based compensation (note 5)	234	14	248
Depreciation and amortization	205	1	206
	2,081	17	2,098
Operating income (loss)	265	(11)	254

Other income (expense):
Interest expense	(74)	(15)	(89)
Share of earnings (losses) of affiliates, net (note 3)	6	(15)	(9)
Realized and unrealized gains (losses) on financial instruments, net	—	116	116
Other, net	(8)	1	(7)
	(76)	87	11
Earnings (loss) from continuing operations before income taxes	189	76	265
Income tax benefit (expense)	(69)	(12)	(81)
Net earnings (loss)	120	64	184
Less net earnings (loss) attributable to noncontrolling interests	9	—	9
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$111	64	175

STATEMENT OF OPERATIONS INFORMATION

Three months ended June 30, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$2,424	139	2,563

Operating costs and expenses:
Cost of sales	1,538	83	1,621
Operating	157	20	177
Selling, general and administrative, including stock-based compensation (note 5)	261	33	294
Depreciation and amortization	214	7	221
	2,170	143	2,313
Operating income (loss)	254	(4)	250

Other income (expense):
Interest expense	(71)	(21)	(92)
Share of earnings (losses) of affiliates, net (note 3)	9	(11)	(2)
Realized and unrealized gains (losses) on financial instruments, net	5	338	343
Other, net	20	80	100
	(37)	386	349
Earnings (loss) from continuing operations before income taxes	217	382	599
Income tax benefit (expense)	(76)	(136)	(212)
Net earnings (loss) from continuing operations	141	246	387
Earnings (loss) from discontinued operations	—	3	3
Net earnings (loss)	141	249	390
Less net earnings (loss) attributable to noncontrolling interests	11	—	11
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$130	249	379

STATEMENT OF OPERATIONS INFORMATION

Six months ended June 30, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$4,669	10	4,679

Operating costs and expenses:
Cost of sales	2,999	—	2,999
Operating, including stock-based compensation (note 5)	296	5	301
Selling, general and administrative, including stock-based compensation (note 5)	471	27	498
Depreciation and amortization	412	2	414
	4,178	34	4,212
Operating income (loss)	491	(24)	467

Other income (expense):
Interest expense	(149)	(30)	(179)
Share of earnings (losses) of affiliates, net (note 3)	20	(56)	(36)
Realized and unrealized gains (losses) on financial instruments, net	(1)	818	817
Other, net	(10)	4	(6)
	(140)	736	596
Earnings (loss) from continuing operations before income taxes	351	712	1,063
Income tax benefit (expense)	(128)	(232)	(360)
Net earnings (loss)	223	480	703
Less net earnings (loss) attributable to noncontrolling interests	21	—	21
Net earnings (loss) attributable to Liberty stockholders	$202	480	682

STATEMENT OF OPERATIONS INFORMATION

Six months ended June 30, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$4,791	282	5,073

Operating costs and expenses:
Cost of sales	3,073	174	3,247
Operating, including stock-based compensation	310	37	347
Selling, general and administrative, including stock-based compensation (note 5)	525	77	602
Depreciation and amortization	423	15	438
	4,331	303	4,634
Operating income (loss)	460	(21)	439

Other income (expense):
Interest expense	(147)	(38)	(185)
Share of earnings (losses) of affiliates, net (note 3)	30	(29)	1
Realized and unrealized gains (losses) on financial instruments, net	4	332	336
Other, net	25	113	138
	(88)	378	290
Earnings (loss) from continuing operations before income taxes	372	357	729
Income tax benefit (expense)	(129)	(121)	(250)
Net earnings (loss) from continuing operations	243	236	479
Net earnings (loss) from discontinued operations	—	(13)	(13)
Net earnings (loss)	243	223	466
Less net earnings (loss) attributable to noncontrolling interests	19	—	19
Net earnings (loss) attributable to Liberty stockholders	$224	223	447

STATEMENT OF CASH FLOWS INFORMATION

Six months ended June 30, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$223	480	703
Adjustments to reconcile net earnings to net cash provided by operating activities:

Depreciation and amortization	412	2	414
Stock-based compensation	30	7	37
Share of (earnings) losses of affiliates, net	(20)	56	36
Cash receipts from return on equity investments	14	—	14
Realized and unrealized (gains) losses on financial instruments, net	1	(818)	(817)
Deferred income tax (benefit) expense	(78)	341	263
Other, net	11	2	13
Intergroup tax allocation	110	(110)	—
Intergroup tax (payments) receipts	(155)	155	—
Changes in operating assets and liabilities
Current and other assets	291	8	299
Payables and other current liabilities	(179)	—	(179)
Net cash provided (used) by operating activities	660	123	783

Cash flows from investing activities:
Investment in and loans to cost and equity investees	—	(118)	(118)
Capital expended for property and equipment	(73)	(1)	(74)
Other investing activities, net	(28)	(1)	(29)
Net cash provided (used) by investing activities	(101)	(120)	(221)

Cash flows from financing activities:
Borrowings of debt	1,199	—	1,199
Repayments of debt	(1,491)	(6)	(1,497)
Repurchases of QVC Group common stock	(152)	—	(152)
Withholding taxes on net settlements of stock-based compensation	(12)	(1)	(13)
Other financing activities, net	(30)	2	(28)
Net cash provided (used) by financing activities	(486)	(5)	(491)
Effect of foreign currency rates on cash	9	—	9
Net increase (decrease) in cash and cash equivalents	82	(2)	80
Cash and cash equivalents at beginning of period	338	487	825
Cash and cash equivalents at end period	$420	485	905

STATEMENT OF CASH FLOWS INFORMATION

Six months ended June 30, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$243	223	466
Adjustments to reconcile net earnings to net cash provided by operating activities:
(Earnings) loss from discontinued operations	—	13	13
Depreciation and amortization	423	15	438
Stock-based compensation	37	18	55
Cash payments for stock based compensation	—	(91)	(91)
Share of losses (earnings) of affiliates, net	(30)	29	(1)
Cash receipts from return on equity investments	14	2	16
Realized and unrealized (gains) losses on financial instruments, net	(4)	(332)	(336)
Deferred income tax (benefit) expense	(94)	404	310
Other, net	15	(98)	(83)
Intergroup tax allocation	274	(274)	—
Intergroup tax (payments) receipts	(104)	104	—
Changes in operating assets and liabilities
Current and other assets	369	23	392
Payables and other current liabilities	(491)	(17)	(508)
Net cash provided (used) by operating activities	652	19	671

Cash flows from investing activities:
Cash proceeds from dispositions	—	129	129
Investments in and loans to cost and equity investees	—	(42)	(42)
Capital expended for property and equipment	(110)	(15)	(125)
Purchases of short term and other marketable securities	—	(264)	(264)
Sales of short term and other marketable securities	12	1,162	1,174
Investment in Liberty Broadband	—	(2,400)	(2,400)
Other investing activities, net	(2)	1	(1)
Net cash provided (used) by investing activities	(100)	(1,429)	(1,529)

Cash flows from financing activities:
Borrowings of debt	778	587	1,365
Repayments of debt	(923)	(1,096)	(2,019)
Repurchases of QVC Group common stock	(417)	—	(417)
Withholding taxes on net settlements of stock-based compensation	(13)	—	(13)
Other financing activities, net	(13)	3	(10)
Net cash provided (used) by financing activities	(588)	(506)	(1,094)
Effect of foreign currency rates on cash	4	—	4
Net cash provided (used) by discontinued operations:
Cash provided (used) by operating activities	—	9	9
Cash provided (used) by investing activities	—	—	—
Cash provided (used) by financing activities	—	—	—
Change in available cash held by discontinued operations	—	—	—
Net cash provided (used) by discontinued operations	—	9	9
Net increase (decrease) in cash and cash equivalents	(32)	(1,907)	(1,939)
Cash and cash equivalents at beginning of period	426	2,023	2,449
Cash and cash equivalents at end period	$394	116	510

Notes to Attributed Financial Information

(unaudited)

(1)

At June 30, 2017, the QVC Group is comprised of our consolidated subsidiaries, QVC and zulily, and our approximate 38% interest in HSN, accounted for under the equity method.  Accordingly, the accompanying attributed financial information for the QVC Group includes the foregoing investment, as well as the assets, liabilities, revenue, expenses and cash flows of QVC and zulily.  We have also attributed certain of our debt obligations (and related interest expense) to the QVC Group based upon a number of factors, including the cash flow available to the QVC Group and its ability to pay debt service and our assessment of the optimal capitalization for the QVC Group.  The specific debt obligations attributed to each of the QVC Group and the Ventures Group are described in note 4 below.  In addition, we have allocated certain corporate general and administrative expenses among the QVC Group and the Ventures Group as described in note 5 below.

At June 30, 2017, the QVC Group is primarily comprised of our merchandise-focused televised shopping programs, Internet and mobile application businesses.  Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the QVC Group.

At June 30, 2017, the Ventures Group consists of all of our businesses not included in the QVC Group, including Evite, FTD, LendingTree, and Liberty Broadband and available-for-sale securities Charter, ILG, and Time Warner. Accordingly, the accompanying attributed financial information for the Ventures Group includes these investments as well as the assets, liabilities, revenue, expenses and cash flows of Evite. In addition, we have attributed to the Ventures Group all of our senior exchangeable debentures (and related interest expense).  See note 4 below for the debt obligations attributed to the Ventures Group.

Any businesses that we may acquire in the future that we do not attribute to the QVC Group will be attributed to the Ventures Group.

As discussed in note 1 to the accompanying condensed consolidated financial statements, on May 18, 2016, Liberty completed a $2.4 billion investment in Liberty Broadband in connection with the merger of Charter and Time Warner Cable Inc. ("TWC"). The proceeds of this investment were used by Liberty Broadband to fund, in part, its acquisition of $5 billion of stock in the new public parent company of the combined enterprises. Liberty, along with third party investors, all of whom invested on the same terms as Liberty, purchased newly issued shares of Liberty Broadband Series C common stock at a per share price of $56.23, which was determined based upon the fair value of Liberty Broadband's net assets on a sum-of-the parts basis at the time the investment agreements were executed. Liberty's investment in Liberty Broadband was funded using cash on hand and is attributed to the Ventures Group.

As discussed in note 2 to the accompanying condensed consolidated financial statements, on April 4, 2017, Liberty entered into an Agreement and Plan of Reorganization (the “GCI Reorganization Agreement” and the transactions contemplated thereby, the “Transactions”) with General Communication, Inc. (“GCI”), an Alaska corporation, and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty (“LI LLC”), whereby Liberty will acquire GCI through a reorganization in which certain Ventures Group assets and liabilities will be contributed to GCI in exchange for a controlling interest in GCI.  Liberty and LI LLC will contribute to GCI Liberty (as defined below) its entire equity interest in Liberty Broadband, Charter and LendingTree, together with the Evite operating business and certain other assets and liabilities (including, subject to certain conditions, Liberty’s equity interest in FTD), in exchange for (a) the issuance to LI LLC of (i) a number of shares of reclassified GCI Class A Common Stock and a number of shares of reclassified GCI Class B Common Stock equal to the number of outstanding shares of Series A Liberty Ventures common stock and Series B Liberty Ventures common stock outstanding on the closing date of the Contribution, respectively, (ii) certain exchangeable debentures and (iii) cash, and (b) the assumption of certain liabilities by GCI Liberty (the “Contribution”).

Liberty will then effect a tax-free separation of its controlling interest in the combined company (to be named GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock in full redemption of all outstanding

Notes to Attributed Financial Information

(unaudited)

shares of such stock, leaving QVC Group common stock as the only outstanding common stock of Liberty.  Holders of GCI Class A Common Stock and GCI Class B Common Stock each will receive (i) 0.63 of a share of reclassified GCI Class A Common Stock and (ii) 0.20 of a share of new GCI Series A preferred stock in exchange for each share of their existing GCI stock.   The exchange ratios were determined based on total consideration of $32.50 per share for the existing GCI common stock, comprised of $27.50 per share in reclassified GCI Class A Common Stock and $5.00 per share in newly issued GCI Preferred Stock, and a Liberty Ventures reference price of $43.65 (with no additional premium paid for shares of GCI Class B Common Stock). The Series A preferred shares will accrue dividends at an initial rate of 5% per annum (which would increase to 7% in connection with a future reincorporation of GCI Liberty in Delaware) and will be redeemable upon the 21st anniversary of the closing.

At the closing of the Transactions, Liberty will reattribute certain assets and liabilities from the Ventures Group to the QVC Group (the “Reattribution”).  The reattributed assets and liabilities, if effected as of the date hereof, would include cash, Liberty’s interest in ILG, Inc., certain green energy investments, LI LLC’s exchangeable debentures (other than its outstanding 1.75% Exchangeable Debentures due 2046 that are exchanged for mirror debentures of GCI in an exchange offer to be conducted prior to the closing of the Transactions), and certain tax benefits.  Liberty will complete the Reattribution using similar valuation methodologies to those used in connection with its previous reattributions, including taking into account the advice of its financial advisor. The Transactions are expected to be consummated during the fourth quarter of 2017, subject to the satisfaction of customary closing conditions, including receipt of regulatory approval and the requisite stockholder approvals.

As discussed in note 2 to the accompanying condensed consolidated financial statements, on July 6, 2017, Liberty announced that it had entered into an Agreement and Plan of Merger, dated as of July 5, 2017 (the “HSN Merger Agreement”), by and among Liberty, Liberty Horizon, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Liberty (“Merger Sub”), and HSN. Pursuant to the terms of the HSN Merger Agreement, Merger Sub will merge with and into HSN, with HSN surviving as a wholly-owned subsidiary of Liberty (the “HSN Merger”). As a result of the HSN Merger, Liberty will acquire the approximately 62% of HSN it does not already own in an all-stock transaction, making HSN a wholly-owned subsidiary, attributed to the QVC Group tracking stock group.  Liberty currently owns approximately 38% of HSN. HSN shareholders (other than Liberty) will receive fixed consideration of 1.65 shares of Series A QVC Group common stock for each share of HSN common stock. Based on the Series A QVC Group common stock’s closing price as of July 5, 2017 and the number of HSN undiluted shares outstanding as of May 1, 2017, this equates to a total enterprise value for HSN of $2.6 billion, an equity value of $2.1 billion, and consideration of $40.36 per HSN share, representing a premium of $9.06 per share or 29% to HSN shareholders, based on HSN’s closing price on July 5, 2017. Liberty intends to issue 53.4 million shares of Series A QVC Group common stock to HSN shareholders. Following the completion of the HSN Merger, Liberty expects to continue its repurchases of QVC Group common stock.

The HSN Merger is expected to be completed by the fourth quarter of 2017.  The completion of the acquisition is subject to certain customary conditions, including (i) the receipt of requisite regulatory approvals, including approval from the Federal Communications Commission and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and (ii) approval by a majority of the outstanding voting power of HSN shareholders. A voting agreement has been obtained from Liberty to vote its HSN shares in-favor of the transaction.  Approval of the Liberty stockholders is not required, and is not being sought, for the HSN Merger.  Upon closing, Liberty’s board of directors will be expanded by one to include a director from HSN’s board of directors; this director will be selected by Liberty.

As discussed above, the transaction between Liberty and GCI and subsequent split-off of Liberty Ventures is expected to close later in 2017.  Simultaneous with that closing, QVC Group, including wholly-owned subsidiaries QVC, Inc., zulily and HSN (or, if the HSN acquisition has not yet closed, following such closing), will become an asset-backed stock and Liberty will be renamed QVC Group, Inc.  Neither the Transactions nor the HSN Merger is conditioned on the completion of the other, and no assurance can be given as to which of these transactions will be completed first.

Notes to Attributed Financial Information

(unaudited)

(2)	Investments in available-for-sale securities, including non-strategic securities, and other cost investments are summarized as follows:

	June 30,	December 31,
	2017	2016
	amounts in millions
QVC Group
Other	$3	4
Total QVC Group	3	4
Ventures Group
Charter	1,805	1,543
ILG	457	302
Other	82	73
Total Ventures Group	2,344	1,918
Consolidated Liberty	$2,347	1,922

(3)	The following table presents information regarding certain equity method investments:

				Share of earnings (losses)
	June 30, 2017			Three months ended		Six Months Ended
	Percentage	Carrying	Market	June 30,		June 30,
	ownership	value	value	2017	2016	2017	2016
	dollar amounts in millions
QVC Group
HSN	38%	$193	639	7	10	23	32
Other	various	38	NA	(1)	(1)	(3)	(2)
Total QVC Group		231		6	9	20	30
Ventures Group
FTD	37%	213	204	—	2	(5)	(1)
Other	various	202	NA	(15)	(13)	(51)	(28)
Total Ventures Group		415		(15)	(11)	(56)	(29)
Consolidated Liberty		$646		(9)	(2)	(36)	1

Investment in Liberty Broadband

As discussed in note 1 to the accompanying condensed consolidated financial statements, in connection with the merger of Charter and TWC, on May 18, 2016, Liberty invested $2.4 billion in Liberty Broadband Series C nonvoting shares. As of June 30, 2017, Liberty has a 23% economic ownership interest in Liberty Broadband. Due to overlapping boards of directors and management, Liberty has been deemed to have significant influence over Liberty Broadband even though Liberty does not have any voting rights. Liberty has elected to apply the fair value option for its investment in Liberty Broadband as it is believed that the Company’s investors value this investment based on the trading price of Liberty Broadband. Liberty recognizes changes in the fair value of its investment in Liberty Broadband in realized and unrealized gains (losses) on financial instruments, net in the accompanying condensed consolidated statements of operations.

Notes to Attributed Financial Information

(unaudited)

(4)	Debt attributed to the QVC Group and the Ventures Group is comprised of the following:

	June 30, 2017
	Outstanding	Carrying
	principal	value
	amounts in millions
QVC Group
8.5% Senior Debentures due 2029	$287	285
8.25% Senior Debentures due 2030	504	502
1% Exchangeable Senior Debentures due 2043	1	—
QVC 3.125% Senior Secured Notes due 2019	400	399
QVC 5.125% Senior Secured Notes due 2022	500	500
QVC 4.375% Senior Secured Notes due 2023	750	750
QVC 4.85% Senior Secured Notes due 2024	600	600
QVC 4.45% Senior Secured Notes due 2025	600	599
QVC 5.45% Senior Secured Notes due 2034	400	399
QVC 5.95% Senior Secured Notes due 2043	300	300
QVC Bank Credit Facilities	1,611	1,611
Other subsidiary debt	180	180
Deferred loan costs		(28)
Total QVC Group debt	6,133	6,097
Ventures Group
4% Exchangeable Senior Debentures due 2029	435	309
3.75% Exchangeable Senior Debentures due 2030	436	306
3.5% Exchangeable Senior Debentures due 2031	333	326
0.75% Exchangeable Senior Debentures due 2043	1	3
1.75% Exchangeable Senior Debentures due 2046	750	855
Total Ventures Group debt	1,955	1,799
Total consolidated Liberty debt	$8,088	7,896
Less current maturities		(961)
Total long-term debt		$6,935

(5)

Cash compensation expense for our corporate employees is allocated between the QVC Group and the Ventures Group based on the estimated percentage of time spent providing services for each group.  On a semi-annual basis, estimated time spent will be determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group, which would require a more timely reevaluation of estimated time spent.  Other general and administrative expenses will be charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology.  Amounts allocated from the QVC Group to the Ventures Group were determined to be $7 million and $8 million for the three months ended June 30, 2017 and 2016, respectively, and $13 million and $17 million for the six months ended June 30, 2017 and 2016, respectively.  We note that stock compensation related to each tracking stock group is determined based on actual options outstanding for each respective tracking stock group.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

Notes to Attributed Financial Information

(unaudited)

(6)

The QVC Group common stock and the Liberty Ventures common stock have voting and conversion rights under our restated charter.  Following is a summary of those rights.  Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share.  Holders of Series C common stock of each group, if issued, are entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote.  In general, holders of Series A and Series B common stock will vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B QVC Group common stock or the approval of the holders of only Series A and Series B Liberty Ventures common stock.

At the option of the holder, each share of Series B common stock is convertible into one share of Series A common stock of the same group.  At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to the other group.

(7)The intergroup payable (receivable) is primarily attributable to intergroup income taxes payable from the QVC Group to the Ventures Group.